Exhibit 3

15 June 2016

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 15 June 2016 it purchased 150,000 of its ordinary shares at a price of 1502.4800 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 41,809,903 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,288,222,039 (excluding shares to be held in treasury).